PIERCE ATWOOD LLP Attorneys at Law

Scott Pueschel, P.C.

One New Hampshire Avenue, Suite 350

Pease International Tradeport

Portsmouth, NH 03801

603-373-2019 voice

603-433-6372 fax

spueschel@pierceatwood.com

www.pierceatwood.com

Admitted in: MA NH VA

August 6, 2008

BY ELECTRONIC SUBMISSION

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Environmental Power Corporation –Registration Statement on Form S-3

Ladies and Gentlemen:

Submitted herewith for filing on behalf of Environmental Power Corporation (the “Company”) is the Company’s Registration Statement on Form S-3 relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of debt securities of the Company which may be offered from time to time on a delayed or continuous basis in an aggregate offering amount not to exceed $50,000,000.

This filing is being effected by direct transmission to the Commission’s EDGAR System. The filing fee of $1,965.00 has been paid to the Commission’s account at USBank.

Please do not hesitate to contact the undersigned should you have any questions regarding this filing.

Very truly yours,

/s/ Scott E. Pueschel

Scott Pueschel, P.C.

Enclosure